UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 1, 2017

FORUM MERGER CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	001-38053	81-4619427
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

c/o Forum Investors I, LLC 135 East 57th Street, 8th Floor New York, New York	10022
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (212) 739-7860

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation to the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 7.01	Regulation FD Disclosure.

On December 1, 2017, Forum Merger Corporation (“Forum”) and C1 Investment Corp. (“ConvergeOne”) announced they have entered into a definitive agreement whereby ConvergeOne will become a wholly-owned subsidiary of Forum and a Nasdaq-listed public company. ConvergeOne and Forum hosted a joint conference call to discuss the business combination with the investment community at 9AM EST on December 1, 2017. A copy of the script read during the conference call is attached hereto at Exhibit 99.1.

The information in this Item 7.01 of this Current Report on Form 8-K and Exhibit 99.1 attached hereto shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section or Sections 11 and 12(a)(2) of the Securities Act of 1933, as amended. The information contained in this Item 7.01 and in the script attached as Exhibit 99.1 to this Current Report shall not be incorporated by reference into any filing with the SEC made by Forum, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

Additional Information

In connection with the proposed transaction, Forum has filed a Registration Statement on Form S-4, which includes a preliminary proxy statement/prospectus of Forum. Forum will mail a definitive proxy statement/prospectus and other relevant documents to its stockholders. Investors and security holders of Forum are advised to read the preliminary proxy statement, and amendments thereto, and the definitive proxy statement in connection with Forum’s solicitation of proxies for its special meeting of stockholders to be held to approve the proposed transaction because the proxy statement/prospectus contains important information about the proposed transaction and the parties to the proposed transaction. The definitive proxy statement/prospectus will be mailed to stockholders of Forum as of a record date to be established for voting on the proposed transaction. Stockholders will also be able to obtain copies of the Registration Statement and proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Forum Merger Corporation, c/o Forum Investors I, LLC, 135 East 57th Street, 8th Floor, New York, New York.

Participants in the Solicitation

Forum, Forum Investors I, LLC, the sponsor of Forum, C1 and Clearlake Capital Management III, L.P., the largest stockholder of C1, and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Forum’s stockholders in connection with the proposed transaction. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed transaction of Forum’s directors and officers in Forum’s filings with the SEC, including Forum’s Registration Statement, which was filed with the SEC on March 21, 2017, and Forum’s Quarterly Report on Form 10-Q, which was filed with the SEC on November 13, 2017, and such information is also in the Registration Statement filed with the SEC on December 1, 2017, which will include the proxy statement/prospectus of Forum for the proposed transaction.

Forward Looking Statements

Certain statements made herein are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “may”, “should”, “would”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “seem”, “seek”, “continue”, “future”, “will”, “expect”, “outlook” or other similar words, phrases or expressions. These forward-looking statements include statements regarding Forum’s industry, future events, the proposed transaction between the Parties, the estimated or anticipated future results and benefits of the combined company following the transaction, including the likelihood and ability of the parties to successfully consummate the proposed transaction, future opportunities for the combined company, and other statements that are not historical facts. These statements are based on the current expectations of Forum’s management and are not predictions of actual performance. These statements are subject to a number of risks and uncertainties regarding Forum’s businesses and the transaction, and actual results may differ materially. These risks, uncertainties, assumptions and other important factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement and the proposed business combination contemplated thereby; (2) the inability to complete the transaction contemplated by the Merger Agreement due to the failure to obtain approval of the stockholders of Forum or other conditions to closing in the Merger Agreement; (3) the inability to meet the minimum cash requirements of the Merger Agreement due to the inability to consummate the concurrent pipe financing or the amount of cash available following any redemptions by Forum stockholders; (4) the ability to meet NASDAQ’s listing standards following the consummation of the transaction contemplated by the Merger Agreement; (5) the risk that the proposed transaction disrupts current plans and operations of ConvergeOne as a result of the announcement and consummation of the transaction described herein; (6) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (7) costs related to the proposed business combination; (8) changes in applicable laws or regulations; (9) the possibility that ConvergeOne may be adversely affected by other economic, business, and/or competitive factors; (10) ConvergeOne’s ability to identify and integrate acquisition; and (11) other risks and uncertainties indicated from time to time in the final prospectus of Forum, including those under “Risk Factors” therein, and other documents filed or to be filed with the Securities and Exchange Commission (“SEC”) by Forum. There may be additional risks that Forum presently does not know or that Forum currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements provide Forum’s expectations, plans or forecasts of future events and views as of the date of this communication. Forum anticipates that subsequent events and developments will cause Forum’s assessments to change. However, while Forum may elect to update these forward-looking statements at some point in the future, Forum specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Forum’s assessments as of any date subsequent to the date of this communication.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

99.1	Conference Call Script

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 1, 2017

FORUM MERGER CORPORATION

/s/ David Boris
Name: David Boris
Title: Co-Chief Executive Officer, Chief Financial Officer (Principal Financial and Accounting Officer)

Exhibit 99.1

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Operator:

Good day, ladies and gentlemen, and welcome to the Forum Merger Corporation, ConvergeOne transaction conference call. At this time all participants are in a listen-only mode. If anyone should require operator assistance, please press star and then zero on your touchtone telephone. As a reminder, this conference call is being recorded. I would now like to turn the conference over to Mr. Stephen Vogel, Executive Chairman of Forum Merger Corporation. Sir, you may begin.

Stephen Vogel, Executive Chairman of Forum Merger Corporation:

Good morning everyone and thank you for joining us today. I am excited to share with you our proposed business combination between Forum Merger Corporation and ConvergeOne. As discussed in our press release issued this morning, Forum has signed a definitive agreement to merge with ConvergeOne, a leading independent provider of Collaboration Solutions and IT Services to large and medium-sized enterprises. Forum completed its IPO in April 2017, raising over $172 million, and our shares currently trade on the Nasdaq under the symbol FMCI.

After evaluating numerous businesses, we were universally impressed by ConvergeOne’s excellent management team; leading market position; strong financial profile; and breadth of growth opportunities in a large and growing addressable market. I am thrilled to be partnering with ConvergeOne’s seasoned management team led by John McKenna and Jeff Nachbor. Overall, I believe there is significant growth potential for the Company and look forward to partnering with the ConvergeOne team to help continue its success.

With that, I will turn the call over to David Boris, Co-CEO and CFO of Forum Merger Corporation, to run through the details of the transaction and some highlights. David.

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David Boris, Co-CEO and CFO of Forum Merger Corporation:

Thank you, Stephen. Before I begin, I would like to note that as part of our call today, we will be discussing forward-looking statements. These statements are neither promises nor guarantees and are subject to a variety of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from those contemplated in these forward-looking statements. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of today’s date. During this call we will be referring to our Investor Presentation, which can be found on the investor relations section of our website at www.formummerger.com as well as on the SEC website at www.sec.gov. Please see the disclosure statements within that presentation and in our press release for additional information regarding forward-looking statements that may be made on this call.

Forum has filed a preliminary proxy statement with the SEC in connection with the proposed business combination, and we will mail a definitive proxy statement and other relevant documents to our shareholders. The proxy statement will contain important information about the proposed business combination. The proposed business combination is subject to the approval of Forum Merger Corporation’s stockholders.

On slide 24 of the investor presentation, you will find the key terms of the proposed transaction. The Company’s pro forma enterprise value is $1.2 billion, representing an adjusted EBITDA multiple of 8.4 times targeted 2018 adjusted EBITDA of $144 million. The median comparable company 2018 EV/EBITDA multiple is approximately 10.4 times, so we view this as an attractive merger multiple.

The transaction will be funded through a combination of Forum stock, cash held in Forum’s trust account, and cash raised from PIPE investors. Existing ConvergeOne Stockholders and Forum Management have the potential to receive an earnout over three years, if certain adjusted EBITDA targets are met.

After the transaction, Clearlake Capital, will continue to be the largest shareholder. We are pleased to have Clearlake as a meaningful shareholder and committed partners as ConvergeOne continues to grow. We expect the transaction to close in the first quarter of 2018.

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John McKenna, current Chairman and CEO of ConvergeOne, and Jeff Nachbor, current CFO of ConvergeOne, will continue in their respective positions after the business combination.

Now, it’s my pleasure to introduce John McKenna, Chairman and CEO of ConvergeOne, who will provide an overview of the Company. John.

John A. McKenna Jr., Chairman and CEO of ConvergeOne”

Thank you, David. I am also very excited about the transaction to bring ConvergeOne to the public markets as we continue to scale our business. Our Investor Presentation contains a lot of great information about ConvergeOne. We won’t be going through all of the slides in the presentation today, but I will walk you through several key slides, which I believe really tell the ConvergeOne story and why we are so excited about the future of our company.

Turning to Slides 3 and 4, these slides provide a great overview of who ConvergeOne is and what we offer. ConvergeOne is a leading independent provider of enterprise Collaboration Solutions and IT Services. We address our clients’ complex and mission-critical collaboration needs by leveraging our extensive portfolio of services and solutions as well as our world-class technical professionals. ConvergeOne primarily serves large and medium sized-enterprises, with a total client base of over 9,000 customers, including 57 of the Fortune 100. In 2018, we currently expect to generate approximately $1.2 billion of revenue with approximately 69% of total revenue coming from collaboration solutions, and more than half of our total revenue from our high-recurring Professional Services and Managed, Cloud, and Maintenance Services offerings.

On slide 4, you will see our services and solutions can be broken down into three main categories, Professional Services; Managed, Cloud, and Maintenance Services; and Technology Offerings. Our Professional Services comprise approximately 17% of our total revenue and include the consultation, design, integration and implementation, application development, and program management of customized collaboration, enterprise networking, data center, cloud, and security solutions. Our Managed, Cloud, and Maintenance Services, which represent 35% of our revenues, include end-point management, third-party maintenance, incident avoidance, as well as preventive monitoring services via our proprietary OnGuard software. As I mentioned, together, our Professional and Managed, Cloud,

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and Maintenance Services represent approximately 53% of our total revenue and tend to be highly recurring and have high levels of visibility. Our Technology Offerings, which represent the remaining 47% of our revenues, include providing enterprise-grade solutions through our deep vendor relationships, comprehensive services, and network of more than 1,150 engineers and consulting professionals.

Turning to slide 5, our capabilities fall broadly into two main areas including Collaboration Solutions and what we refer to as Digital Transformation, Cloud, and Security Solutions.

Our Collaboration business comprises approximately 69% of our total revenue and includes Unified Communications Services and Customer Engagement, or contact center services.

Unified Communications involves the integration of real-time enterprise communication services such as voice, email, presence, chat, text, video, conferencing technology, messaging, mobility, and bring your own device, or BYOD, to provide a consistent and unified user interface and experience across multiple devices and media types.

Customer engagement is comprised of integrated customer relationship management and other applications that enable businesses to connect with customers across any channel and to deliver consistently high-quality service utilizing monitoring, analytics, and workforce optimization capabilities.

Our Digital Transformation, Cloud, and Security solutions include Enterprise Networking, Data Center, Cloud, and Security services, each of which is complemented by our industry-leading Managed, Cloud, and Maintenance services. These solutions account for the remaining approximately 31% of our revenues.

Now turning to slide 6. We believe our differentiated approach of providing complex, multi-vendor solutions across a number of delivery models, our scale, and our deep and focused domain expertise position us very well in the market. We believe we are the only player in our space that has the capability to provide our solutions on premise, and in private, C1 Cloud, hybrid, and public cloud environments. This ability to deliver our industry-leading solutions in a way that best matches our clients’ requirements, as well as our ability to address our clients’ ever-evolving needs, differentiates us from other service providers in our industry, and we believe will enable us to continue to gain share in

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the market. ConvergeOne works with more than half of the Fortune 100, 42% of the Fortune 500 and 35% of the Fortune 1000. These leading enterprises rely on ConvergeOne for their most strategic Collaboration programs, and we believe we are the leading provider in our segment that can deliver the same breadth of solutions at this scale. We have strong presence and deep domain expertise in the Banking, Financial Services, Insurance, Technology and Communications, and Healthcare sectors enabling us to develop industry specific solutions for those segments. Furthermore, by leveraging our 1,150 dedicated and focused technical professionals, we believe ConvergeOne is perhaps the only service provider that has the requisite skills to support all of the technologies required for world-class Unified Communications and Customer Engagement implementations. The strength of our solutions and service delivery is reflected in our long-term client relationships and solid Net Promoter Score of 61, which is twice that of the technology vendor average of 30. ConvergeOne is increasingly being viewed in the market as a trusted partner for enterprise-grade collaboration solutions, which is reflected in our growth and expanding pipeline.

Moving now to slide 8. We serve a very large and growing total addressable market, spanning collaboration, enterprise networking, cloud, and security, which are expected to grow above the overall IT industry rate to approximately $256 billion by 2019. So clearly we see a lot of runway for growth.

As you can see on slide 9, the enterprise collaboration market, which as I mentioned earlier represents the majority of our revenue, is expected to grow well above the broader IT services market, at a compounded annual rate of 10% through 2019. The collaboration market today is benefiting from several broader industry demand trends that are driving this growth. Today’s workforce is more mobile and global, requiring advanced collaboration capabilities across a range of communication types and devices to drive productivity and improve collaboration both internally and externally. At the same time, enterprises are facing new challenges to effectively engage with their customers, who are increasingly demanding a millennial experience, more personalized communication and who are utilizing new channels of engagement. Additionally, the growing complexity of multi-vendor, software-centric solutions is driving the need for advanced managed services. Given these ongoing trends, enterprises are increasingly turning to IT services providers, like ConvergeOne, to deliver, manage and maintain a fully integrated collaboration solution. Providers of collaboration, which offer solutions as part of a service or in a cloud environment, such as ConvergeOne, are expected to have an advantage over legacy

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on-premise equipment vendors. More specifically, hosted and cloud collaboration solutions are expected to experience faster growth because organizations are increasingly looking for scalable, flexible, and mobile friendly solutions while simultaneously seeking to reduce capital costs.

The Enterprise Networking, Data Center, Cloud and Security markets are also benefitting from powerful secular tailwinds, which are driving demand and our growth in these segments. Over the past several years, demand for cloud deployments has grown as enterprises seek scalable, flexible, and cost-effective options for deploying their IT infrastructure. As the number of public, private, and hybrid cloud deployments has increased so has the need for enterprise networking and data center technologies and solutions. Lastly, as cyber security has become a mission-critical priority, organizations have increased their budgets and spending in the enterprise security market. We believe we are well positioned against all of these market trends.

Turing to slide 11. We serve a diversified customer base of over 9,000 enterprise clients across various industries, with no individual client representing more than 3% of our total revenues and no client segment representing more than 13% of our revenue. So we believe we are well insulated with respect to both client concentration and economic or industry specific fluctuations that may impact client demand trends. Over the past three years, our clients have included some of the largest companies in the world including 57 of the Fortune 100, 42% of the Fortune 500 and 35% of the Fortune 1,000. Our top 100 clients have an average tenure of more than nine years, and over 90% of our revenue is generated from clients served in the prior year period, which is a testament to the value we offer and the mission-critical nature and stickiness of our solutions.

Turning now to slide 12, I would like to highlight our seasoned management team. Each of ConvereOne’s senior leaders has over 25 years of relevant industry experience. I believe we have one of, if not the strongest, leadership teams in the industry. We have been fortunate to add the best and the brightest to the management team as the business has transformed to a services and solutions business, starting with adding John Lyons in 2010 when we had less than $100 million in services revenue. That business is projected to grow to $640 million in 2018. We have added more than a dozen leaders in our Services business that have been responsible for closing, transitioning and running more than $7 billion in Managed Service and Outsourcing contracts throughout their careers, including many at Fortune 100

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companies. Our Shared Service team has kept pace with this growth with the addition of Jeff Nachbor in 2013, Colleen Haberman in 2014, and the teams they have built behind them. Our total ConvergeOne team of more than 1,970 highly-trained, skilled and dedicated individuals includes more than 1,150 engineering resources holding more than 2,100 certifications. They are recognized as one of the best in the industry and are deeply passionate about providing our customers with the best customer experience possible. I am confident that we have the right team in place to continue executing on our growth plans.

Turning to slide 13, I’d like to now talk about how we plan to drive profitable growth into the future. We work with some of the largest companies in the world, and plan to extend our strong market position through a number of growth initiatives which are underpinned by our leading services and solutions, strong employee base, and financial flexibility.

1.	Our first avenue for growth is to continue capitalizing on the significant cross-sell opportunities within our large 9,000-plus enterprise client base. 69% of our total revenue comes from services and technology offerings in the collaboration market, and we believe there are additional opportunities to sell our services and solutions across our Digital Transformation, Cloud, and Security offerings into our existing client base. Cloud and security are among the fastest growing and most complex IT markets, and we believe our cloud and security businesses represent significant growth opportunities for ConvergeOne. Our Private cloud pipeline has more than doubled over the past 12 months. We closed our first C1 Coud transaction in January of this year and our C1 pipeline has also doubled since last year. On the security font, we have developed a proprietary methodology called WAVES that enables us to perform a complete end-to-end analysis of a customer’s [IT] environment. Based on this analysis, we are able to provide a comprehensive security roadmap for our customers, and ultimately engage with them in a Security-as-a-Service arrangement. Our security offerings are resonating well with clients, and we believe represent a solid growth opportunity for us going forward.

2.

Turning to slide 17, our second avenue for growth is to further expand our geographic footprint both in the US and globally. We have a strong and growing presence in the United States, and we believe there are significant opportunities for further domestic expansion. For example, in

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2016, we made a concerted effort to gain market share in a large West Coast city on an organic basis. We had no revenue in that MSA in 2015. We hired two key individuals to focus on that market in early 2016 and generated approximately $11 million in revenue during the year. Year-to-date 2017, we have already generated $14.5 million of revenue in that market. We believe this model can be replicated in other US markets with the right personnel. Globally, we support approximately 90 multinational clients through our managed services capabilities and our global alliances. We believe further expansion of our relationships with these clients into international markets represents an attractive growth opportunity for ConvergeOne going forward.

3.	Our third avenue for growth, which can be found on slide 18, is expansion through strategic acquisitions. We have a strong track record of successfully integrating technology and service providers, having completed 12 acquisitions since 2009. Looking ahead, we will continue to pursue acquisition opportunities that provide us the opportunity to accelerate our services-related revenue growth, enhance our solutions offering, and further expand our geographic presence. The collaboration solutions market is highly fragmented and we believe we will continue to have numerous opportunities to execute accretive tuck-in acquisitions.

In summary, we are excited by the announced transaction with Forum and believe it marks the beginning of an exciting new chapter in our company’s history. We are also very optimistic about the future of ConvergeOne. Our leading market position, diverse blue-chip client base, and robust suite of differentiate solutions and services positons us well to expand our presence in a large and growing addressable market, and drive long-term shareholder value creation.

I will now turn the call over to our CFO, Jeff Nachbor to provide some financial highlights.

Jeff Nachbor, CFO:

Thanks, John. I would like to echo Stephen’s and John’s comments regarding my own excitement about the transaction and the future of ConvergeOne. Turning to slide 20, I would like to provide a brief overview of ConvergeOne’s key financial highlights and the four key financial metrics that we are constantly managing, which are (1) overall revenue growth with a focus on Services revenue; (2) driving contracted revenue with a focus on a +90% renewal rate; (3) delivering double digit EBITDA margins while focusing on customer satisfaction; and (4) producing strong cash flow through minimizing capital expenditures and net working capital requirements.

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As you can see we have generated strong revenue growth in our core Collaboration business, reflecting the strength of our long-term customer relationships and our strong service delivery capabilities, as well as our successful M&A strategy. Between 2015 and 2018 our compounded annual revenue growth in Collaboration is expected to be approximately 19%, with the highly recurring services revenue growing at a CAGR of 22% over the same period. In 2018, we expect to generate total revenue of approximately $1.2 billion, representing a 6.8% year-over-year growth with our Services revenue continuing to grow faster than total revenue.

As John mentioned earlier, our Services revenue represents approximately 53% of total revenue with Managed, Cloud and Maintenance contracted revenues of nearly 35% of total revenue with contract durations of generally 1 to 5 years. The highly recurring nature of our Services revenue results in exceptional levels of revenue visibility due to our high contract renewal rates and the mission-critical nature of the solutions we provide. We have consistently met or exceeded a 90% contract renewal rate while focusing on high customer satisfaction. Also, since 2014, over 90% of our revenue in the current year has come from clients served in the prior year period, which provides meaningful revenue visibility.

Both our gross margins and our adjusted EBITDA margins have historically exceeded the solution provider peer group, primarily because of the high mix of Services revenue and our focus on the Collaboration market. In 2018, we estimate that we will generate a total gross margin of approximately 32%. The 32% gross margin is expected to generate a 12% EBITDA margin as our SG&A is estimated to be roughly 20% of total revenues.

And finally, we will continue to focus on generating strong free cash flow conversion of approximately 93% due to our low-intensity capex model. ConvergeOne’s high free cash flow characteristics will enable us to successfully execute against our capital allocation strategy, which is to continue to invest for growth, including seeking accretive tuck-in acquisitions, while also de-levering our balance sheet and returning cash to our shareholders over time, including the 1% dividend yield post-transaction.

I will now turn the call over to Stephen Vogel for some closing remarks.

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Stephen Vogel, Executive Chairman of Forum Merger Corporation:

Thank you, Jeff. As I hope you can see, we are very excited to be announcing the combination with ConvergeOne and highly optimistic about the future. The entire team is laser-focused on executing against our initiatives and capitalizing on our large market opportunity, with a goal of driving profitable growth over the long term. We believe ConvergeOne is an ideal partner given its leading market position, strong financial model and highly experienced management team. I would like to thank everyone again for their time today. As David mentioned, we will have filed a preliminary merger proxy with the SEC, and anticipate the transaction closing in the first quarter of 2018. For any questions please feel free to follow up with us directly. This concludes today’s call, and thank you once again for your interest.

Operator:

The conference has now concluded. Thank you for attending today’s presentation. You may now disconnect.